Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Issuance of US$300 million of 14.2% senior notes due 2021

BEIJING, China, April 29, 2019 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced the completion of its offering of US$300 million in aggregate principal amount of 14.2% senior notes due 2021 (the “Notes”).

Of the aggregate principal amount of US$300 million, US$200 million was issued on April 15, 2019, and US$100 million was offered and priced on April 24, 2019 at the issue price of 103.932% plus accrue interest, representing an offer yield of 12.3%, and was consolidated and formed a single series with the US$200 million issued on April 15.

The Notes are guaranteed by certain of Xinyuan's subsidiaries and secured by a pledge of the capital stock of certain of Xinyuan's subsidiaries. Xinyuan intends to use the proceeds from the Notes offering to refinance certain offshore existing indebtedness and for general corporate purposes.

The Notes were offered outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release does not constitute an offer to sell the Notes, nor a solicitation for an offer to purchase the Notes in the U.S. or any other jurisdiction.

Repurchase of August 2019 Notes

On April 3, 2019, the Company made an offer to purchase for cash of our 8.125% senior notes due 2019 (ISIN: XS1431796215) (the “Offer to Purchase”). The Offer to Purchase was completed on April 15, 2019. The August 2019 Notes repurchased pursuant to the Offer to Purchase have been cancelled. After the completion of the Offer to Purchase, US$156,611,000 in aggregate principal amount of the August 2019 Notes remains outstanding subject to the terms of the indenture governing the August 2019 Notes.

Repurchase of 2020 Notes

Up to April 15, 2019, the Company made repurchases of its 9.875% Senior Notes in an aggregate principal amount of US$200,000,000 due 2020 (ISIN: XS1789514756) (the “2020 Notes”) through a privately negotiated transaction. The total principal amount of the 2020 Notes repurchased was US$75,700,000, representing approximately 37.85% of the original issue size of the 2020 Notes. On April 15, 2019, cancellation of the repurchased 2020 Notes was completed by the Company. The initial outstanding amount of the 2020 Notes before the repurchase was US$199,800,000. After cancellation of the above repurchased 2020 Notes, the principal amount of 2020 Notes that will remain outstanding will be US$124,100,000.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

Mr. William Zima

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com